VIA EDGAR AND EMAIL U.S. Securities and Exchange Commission Division of Investment Management Office of Disclosure and Review 100 F Street, NE Washington, D.C. 20549 Attention: Mr. Jeff Long

Re:	Adviser Managed Trust (File No. 811-22480)

Mr. Long:

This letter responds to comments given by you to SEI Global Services, Inc. (“SEI”), in its capacity as administrator for Adviser Managed Trust (the “Trust”) in a telephone conversation on April 3, 2017. Comments provided specifically relate to the July 31, 2016 annual report to shareholders (the “Report”), filed on Form N-CSR for the Tactical Offensive Equity Fund and the Tactical Offensive Fixed Income Fund (each a “Fund” and collectively the “Funds”) but such comments, to the extent applicable, should be applied to all funds going forward.

SEI provides the Fund with administrative and accounting services, officers and other personnel, and submits this response on behalf of the Fund. In connection with our response, we acknowledge that the Fund, through its officers and directors, is primarily responsible for the adequacy and accuracy of the disclosure in the Report. Staff comments or changes to disclosure in response to staff comments in the Report reviewed by the staff do not foreclose the Securities and Exchange Commission (“Commission”) from taking any action with respect to the Report. Furthermore, the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We have reproduced the substance of your comment below, followed by the Fund’s response.

SEC Comment: Going forward, the Report of Independent Registered Accounting Firm needs to include the city and state of the auditor. There is no need to re-file the annual report as of July 31, 2016.

SEI Response: The Trust agrees, and going forward, will ensure that the Report of Independent Registered Accounting Firm contains the city and state of the auditor.

Please contact James Hoffmayer at (610) 676-3070 if you have any questions or comments.

Very truly yours,

/s/ James J. Hoffmayer

James J. Hoffmayer
Chief Financial Officer

cc:	Robert A. Nesher Russell Emery Timothy D. Barto